Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2024, our internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.
Jonathan H. Price
President and Chief Executive Officer
Crystal J. Prystai
Executive Vice President and Chief Financial Officer
February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Test of the Quebrada Blanca Cash Generating Unit (the QB CGU)
As described in Notes 3, 4, 9 and 19 to the consolidated financial statements, management performs its annual goodwill impairment test as of October 31 of each year, or when there is an indication that the goodwill may be impaired. An impairment loss exists if the QB CGU’s carrying amount, including goodwill, exceeds its recoverable amount. The total carrying value of the goodwill allocated to the QB CGU as of December 31, 2024 was $442 million. Management used a discounted cash flow model with an estimate of the in situ value applied to the remaining resources to determine the recoverable amount of the QB CGU. The recoverable amount of the QB CGU exceeded the carrying value, and as a result, no impairment loss was recognized by management. Significant assumptions are used in the determination of the recoverable amount, which include: commodity prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the fair value per pound of copper equivalent used in the determination of the in situ value. The reserves and resources, mine production and capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management’s experts (management’s specialists).

The principal considerations for our determination that performing procedures relating to the goodwill impairment test for the QB CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management’s specialists were used to estimate the reserves and resources, mine production and capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate significant assumptions used in the determination of the recoverable amount, relating to commodity prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model and the in situ fair value approach, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the determination of the recoverable amount. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for commodity prices, (ii) recent actual capital expenditures incurred for capital expenditures, (iii) recent actual operating expenditures incurred as well as market and industry data for operating costs and (iv) recent actual production and other third party information for mine production. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources, mine production and capital expenditures. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate and the fair value per pound of copper equivalent.

Impairment Test of the Trail Operations Cash Generating Unit (the Trail CGU)
As described in Notes 3, 4, and 9 to the consolidated financial statements, the carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less cost of disposal (FVLCD) and its value in use. During the third quarter of 2024, management identified indicators of impairment related to the Trail CGU and as a result, performed an impairment test. Management used a discounted cash flow model to determine the recoverable amount based on FVLCD of the Trail CGU. The post-tax recoverable amount of the Trail CGU as at September 30, 2024 of $666 million was lower than the carrying amount, and as a result, a pre-tax impairment loss of $1.1 billion (after-tax $828 million) was recognized by management. In determining the recoverable amount, management used significant assumptions such as: long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, USD-CAD foreign exchange rates, zinc production rates, the discount rate, operating costs and capital costs.

The principal considerations for our determination that performing procedures relating to the impairment test of the Trail CGU is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the Trail CGU; (ii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to: long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, USD-CAD foreign exchange rates, zinc production rates, the discount rate, operating costs and capital costs; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Trail CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Trail CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, and USD-CAD foreign exchange rates; and (ii) recent actual results and market data for zinc production rates, operating costs and capital costs. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 19, 2025

We have served as the Company’s auditor since 1964

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(CAD$ in millions, except for share data)	2024	2023
Revenue (Note 7)	$9,065	$6,476
Cost of sales	(7,458)	(5,364)
Gross profit	1,607	1,112
Other operating income (expenses)
General and administration	(275)	(296)
Exploration	(87)	(86)
Research and innovation	(50)	(117)
Asset impairment (Note 9)	(1,053)	—
Other operating income (expense) (Note 10)	(151)	(391)
Profit (loss) from operations	(9)	222
Finance income (Note 11)	234	110
Finance expense (Note 11)	(953)	(160)
Non-operating income (expense) (Note 12)	7	(249)
Share of profit of joint venture (Note 16)	3	2
Loss from continuing operations before taxes	(718)	(75)
Provision for income taxes from continuing operations (Note 25(a))	(205)	(237)
Loss from continuing operations	(923)	(312)
Profit from discontinued operations (Note 5)	1,206	2,620
Profit for the year	$283	$2,308

Loss from continuing operations attributable to:
Shareholders of the company	$(467)	$(118)
Non-controlling interests	(456)	(194)
Loss from continuing operations	$(923)	$(312)

Profit (loss) attributable to:
Shareholders of the company	$406	$2,409
Non-controlling interests	(123)	(101)
Profit for the year	$283	$2,308

Loss per share from continuing operations
Basic and diluted	$(0.90)	$(0.23)
Earnings per share from discontinued operations
Basic	$1.69	$4.88
Diluted	$1.68	$4.81
Earnings per share
Basic	$0.79	$4.65
Diluted	$0.78	$4.59
Weighted average shares outstanding (millions)	516.0	517.8
Weighted average diluted shares outstanding (millions)	520.0	525.3
Shares outstanding at end of year (millions)	506.3	517.3

The accompanying notes are an integral part of these consolidated financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(CAD$ in millions)	2024	2023
Profit for the year	$283	$2,308

Other comprehensive income (loss) from continuing operations for the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $7 and $(9))	1,684	(383)
Change in fair value of debt securities (net of taxes of $nil and $nil)	4	1
	1,688	(382)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(7) and $1)	50	(5)
Remeasurements of retirement benefit plans (net of taxes of $nil and $(57))	(5)	134
	45	129
Total other comprehensive income (loss) from continuing operations for the year	1,733	(253)

Other comprehensive income from discontinued operations for the year
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(30) and $(11))	51	17

Total comprehensive income for the year	$2,067	$2,072

Total comprehensive income (loss) attributable to:
Shareholders of the company	2,156	2,191
Non-controlling interests	(89)	(119)
	$2,067	$2,072

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	1,231	(347)
Discontinued operations	925	2,538
	$2,156	$2,191
The accompanying notes are an integral part of these consolidated financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(CAD$ in millions)	2024	2023
Operating activities
Loss from continuing operations	$(923)	$(312)
Depreciation and amortization	1,726	925
Provision for income taxes from continuing operations	205	237
Gain on disposal or contribution of assets	(27)	(183)
Asset impairment	1,053	—
Net finance expense	719	50
Income taxes paid	(1,833)	(990)
Remeasurement of decommissioning and restoration provisions for closed operations	(42)	70
QB variable consideration to IMSA and Codelco	51	156
Foreign exchange gains	(146)	(9)
Other	(77)	36
Net change in non-cash working capital items	(276)	(543)
Net cash provided by (used in) continuing operating activities	430	(563)
Net cash provided by discontinued operating activities	2,360	4,647
	2,790	4,084
Investing activities
Expenditures on property, plant and equipment	(2,262)	(3,885)
Capitalized production stripping costs	(373)	(455)
Expenditures on investments and other assets	(68)	(123)
Net proceeds from sale of discontinued operations and other	9,538	1,048
Proceeds from interest and dividend income	194	97
Net cash provided by (used in) continuing investing activities	7,029	(3,318)
Net cash used in discontinued investing activities	(856)	(1,439)
	6,173	(4,757)
Financing activities
Proceeds from debt	77	230
Redemption, purchase or repayment of debt	(2,549)	(710)
Repayment of lease liabilities	(68)	(79)
QB advances from SMM/SC	652	1,292
Sale of minority interest in steelmaking coal business	1,675	—
Interest and finance charges paid	(863)	(722)
Issuance of Class B subordinate voting shares	172	63
Purchase and cancellation of Class B subordinate voting shares	(1,240)	(250)
Dividends paid	(514)	(515)
Contributions from non-controlling interests	263	439
Settlement of other liabilities	(102)	(65)
Net cash used in continuing financing activities	(2,497)	(317)
Net cash used in discontinued financing activities	(68)	(152)
	(2,565)	(469)
Increase (decrease) in cash and cash equivalents	6,398	(1,142)
Change in cash classified as held for sale	—	35
Effect of exchange rate changes on cash and cash equivalents	445	(32)
Cash and cash equivalents at beginning of year	744	1,883
Cash and cash equivalents at end of year	$7,587	$744
Supplemental cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

Teck Resources Limited
Consolidated Balance Sheets
As at December 31

(CAD$ in millions)	2024	2023
ASSETS
Current assets
Cash and cash equivalents (Note 13)	$7,587	$744
Current income taxes receivable	267	94
Trade and settlement receivables	1,661	2,096
Inventories (Note 14)	2,598	2,946
Prepaids and other current assets	461	585
	12,574	6,465
Financial assets (Note 15)	764	672
Investment in joint venture (Note 16)	1,223	1,116
Property, plant and equipment (Note 17)	30,568	45,565
Intangible assets (Note 18)	196	345
Deferred income tax assets (Note 25(b))	572	65
Goodwill (Note 19)	442	1,108
Other assets (Note 20)	698	857
	$47,037	$56,193
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 21)	$2,735	$3,654
Current portion of debt (Note 22)	423	515
Current portion of lease liabilities (Note 23(c))	175	195
Current income taxes payable	850	1,181
Current portion of provisions (Note 27)	187	347
	4,370	5,892
Debt (Note 22)	4,108	6,019
Lease liabilities (Note 23(c))	776	866
QB advances from SMM/SC (Note 24)	4,483	3,497
Deferred income tax liabilities (Note 25(b))	2,293	6,188
Retirement benefit liabilities (Note 26(a))	373	445
Provisions (Note 27)	2,439	3,851
Other liabilities (Note 28)	1,099	1,143
	19,941	27,901
Equity
Attributable to shareholders of the company	26,077	26,988
Attributable to non-controlling interests (Note 30)	1,019	1,304
	27,096	28,292
	$47,037	$56,193

Contingencies (Note 31)
Commitments (Note 32)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

/s/Una M. Power	/s/Paul G. Schiodtz
Una M. Power	Paul G. Schiodtz
Chair of the Audit Committee	Director

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(CAD$ in millions)	2024	2023
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of year	6,458	6,133
Share repurchases (Note 29(i))	(251)	(60)
Issued on exercise of options	228	83
Issued on dual class amendment (Note 29(b))	—	302
End of year	6,435	6,458
Retained earnings
Beginning of year	19,618	18,065
Profit for the year attributable to shareholders of the company	406	2,409
Dividends paid (Note 29(h))	(514)	(515)
Share repurchases (Note 29(i))	(1,010)	(190)
Shares issued on dual class amendment (Note 29(b))	—	(302)
Sale of steelmaking coal business (Note 5)	(1,485)	—
Remeasurements of retirement benefit plans	46	151
End of year	17,061	19,618
Contributed surplus
Beginning of year	213	207
Share option compensation expense (Note 29(d))	21	26
Transfer to Class B subordinate voting shares on exercise of options	(56)	(20)
End of year	178	213
Accumulated other comprehensive income attributable to shareholders of the company (Note 29(f))
Beginning of year	693	1,062
Other comprehensive income (loss)	1,750	(218)
Remeasurements of retirement benefit plans recorded in retained earnings	(46)	(151)
End of year	2,397	693
Non-controlling interests (Note 30)
Beginning of year	1,304	1,038
Loss for the year attributable to non-controlling interests	(123)	(101)
Other comprehensive income (loss) attributable to non-controlling interests	34	(18)
Change from the NSC/POSCO transaction (Note 5)	3,155	—
Sale of steelmaking coal business (Note 5)	(3,261)	—
Contributions from non-controlling interests	263	439
Distributions to non-controlling interests	(353)	(54)
End of year	1,019	1,304
Total equity	$27,096	$28,292
The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2024 and 2023

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper and zinc. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We completed the sale of our steelmaking coal business, Elk Valley Resources (EVR), in 2024 and the sale of our oil sands business, Fort Hills, in 2023 (Note 5).

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Accounting Standards and Amendments

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on February 19, 2025.

b) New IFRS Accounting Standards and Amendments

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period, including incremental disclosures regarding covenants. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on amounts recognized in our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

2. Basis of Preparation and New IFRS Accounting Standards and Amendments (continued)

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

3. Material Accounting Policy Information

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Compañía Minera Teck Quebrada Blanca S.A. (QB, QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo). Teck Coal Partnership (Teck Coal) was sold as part of our sale of the steelmaking coal business (Note 5).

All subsidiaries are entities that we control, either directly or indirectly. Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) in Canada; Antamina (22.5% share) in Peru; Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás, 87% share) in Mexico (Note 6(a)); and NewRange Copper Nickel LLC (NewRange, 50% share) in the U.S. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share) in Chile that we account for using the equity method (Note 16).

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business. On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business (Note 5(a)).

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA) (Note 5(b)).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3. Material Accounting Policy Information (continued)

Material Accounting Policies Related to the Steelmaking Coal Business

While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are presented and disclosed in our consolidated financial statements. Therefore, we have continued to disclose the material accounting policies that are applicable to the steelmaking coal business.

Interests in Joint Operations and Joint Ventures

We are party to joint arrangements where we have joint control, which is when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. We have joint arrangements structured through separate vehicles and classified as joint operations, where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. In these instances, we assessed the legal form of the separate vehicle, the terms of the contractual arrangement, and relevant other facts and circumstances. Regarding other facts and circumstances, we have determined that an arrangement is a joint operation if the arrangement is primarily designed for the provision of output to the parties, and that the liabilities incurred by the arrangement are, in substance, satisfied by the cash flows received from the parties through their purchases of the output. Joint operations are accounted for by recording our share of the respective assets, liabilities, revenue, expenses and cash flows.

We also have a joint arrangement structured through a separate vehicle that is classified as a joint venture. Joint ventures are accounted for as investments using the equity method.

Foreign Currency Translation

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the consolidated statements of income and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, and refined zinc, lead and silver. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation. Revenue from our steelmaking coal business and Fort Hills is included as part of profit from discontinued operations.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

3. Material Accounting Policy Information (continued)

Base metal concentrates

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specified location. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer’s process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables related to price changes are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and cash is collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

3. Material Accounting Policy Information (continued)

Steelmaking coal sales – presented as profit from discontinued operations

For steelmaking coal sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers.

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Financial Instruments

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for refined metals, chemicals and fertilizers and also for steelmaking coal in the comparative year. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts, refined metals sales contracts and also from average pricing steelmaking coal contracts in the comparative year, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

3. Material Accounting Policy Information (continued)

Investments in marketable equity securities

All of our investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

3. Material Accounting Policy Information (continued)

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of our assets have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

•Buildings and equipment (not used for production)                1–40 years

•Plant and equipment (smelting operations)                                2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

3. Material Accounting Policy Information (continued)

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are recorded to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are recorded to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Borrowing costs are capitalized with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress and are amortized over the useful life of the related asset. All other borrowing costs are expensed as incurred.

Capitalization of borrowing costs begins when there are borrowings, when expenditures on the construction of the asset are incurred and when activities are undertaken to prepare the asset for its intended use. We stop capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use are complete. In situations where we need to suspend the construction of a qualifying asset for an extended period of time, we will suspend capitalization of borrowing costs, and restart capitalization when construction activities resume.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For our assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, operating costs, capital costs and, specifically for our mining assets, reserves and resources. All inputs used are those that an independent market participant would consider appropriate.

3. Material Accounting Policy Information (continued)

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. We capitalize development costs for internally generated intangible assets when the process is clearly defined, the technical feasibility and usefulness of the asset have been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between three and 20 years.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. An impairment loss exists if the CGU’s or group of CGUs’ carrying amount, including goodwill, exceeds its recoverable amount. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

3. Material Accounting Policy Information (continued)

Leases

Contracts are assessed to determine if the contracts are, or contain, a lease. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The commencement date is the date when the lessor makes the underlying asset available for use by us. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by our incremental borrowing rate, as the rate implicit in the lease cannot be readily determined.

Our lease liabilities are remeasured when there is a change in future lease payments arising from a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recorded directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes. In the current year, profit from discontinued operations includes the income tax expense related to the gain on sale of the steelmaking coal business, along with the income and resource taxes attributable to the operations of the steelmaking coal business until the business was sold.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Deferred tax assets and liabilities related to assets held for sale are included as part of assets held for sale and liabilities associated with assets held for sale, as applicable.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

3. Material Accounting Policy Information (continued)

We have applied the mandatory temporary exception to the accounting for deferred taxes arising from the implementation of the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model Rules.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

The interest component of the defined benefit cost is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is recorded to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

3. Material Accounting Policy Information (continued)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and recorded to other operating income (expense) over the vesting period.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Decommissioning and Restoration Provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is recorded to finance expense in the consolidated statements of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and recorded through other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also recorded to other operating income (expense) in the period in which the estimate changes.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same, since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below. While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are disclosed in our consolidated financial statements. Therefore, we have continued to disclose the areas of judgment and estimation uncertainty that are applicable to the steelmaking coal business.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2024 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test (Note 9(a)).

At December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions (Note 5(a)), we performed an impairment test for our steelmaking coal group of CGUs (Note 9(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that become available for use at different dates. In December of 2023, the majority of the assets related to QB became available for use. In May of 2024, the shiploading and related infrastructure at QB became available for use (Note 17(c)). The molybdenum plant at QB is not yet operating at the level as intended by management and therefore was not available for use as at December 31, 2024.

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

4. Areas of Judgment and Estimation Uncertainty (continued)

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

4. Areas of Judgment and Estimation Uncertainty (continued)

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at the balance sheet date. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite approvals.

b) Sources of Estimation Uncertainty

Impairment Testing

For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Note 9 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

For the December 31, 2023 impairment testing for our steelmaking coal group of CGUs, we estimated its recoverable amount based on consideration expected to be received from the sale transactions (Note 5(a)). This included the present value of the agreed-upon cash proceeds from Glencore plc (Glencore) and Nippon Steel Corporation (NSC), plus the expected discounted cash flows from the steelmaking coal business until closing of the Glencore transaction. The most significant assumption was the U.S. dollar to Canadian dollar foreign exchange rate, which was applied to both the cash receipts and the cash flows until closing. Other significant assumptions included the steelmaking coal price, mine production and operating costs.

4. Areas of Judgment and Estimation Uncertainty (continued)

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management’s experts (Note 27). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liability due to Codelco

We have a financial liability for the preferential dividend stream from QBSA to Corporación Nacional del Cobre de Chile
(Codelco) (Note 12). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, which affects the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5. Sale of Steelmaking Coal Business and Discontinued Operations

a) Sale of steelmaking coal business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in EVR to Glencore. We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million, which is based on the taxable gain as computed under Canadian tax law) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlements of customary closing adjustments were recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. On July 10, 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreement to sell the steelmaking coal business was announced in the fourth quarter of 2023. The NSC and POSCO portions of the transaction closed on January 3, 2024, subsequent to the end of 2023, as noted above. However, the closing of the sale of the majority interest in EVR to Glencore remained subject to receipt of competition approvals in several jurisdictions and subject to approval under the Investment Canada Act at December 31, 2023. The timing and outcome of these processes was not known with sufficient certainty at the time and as such, we were not in a position to conclude that receipt of the required approvals, and resulting closing of the transaction, was highly probable. Accordingly, we determined that the steelmaking coal business did not meet the criteria to be classified as held for sale at December 31, 2023.

5. Sale of Steelmaking Coal Business and Discontinued Operations (continued)

b) Results of discontinued operations

Results of discontinued operations of the steelmaking coal business for 2024 are shown below.

(CAD$ in millions)	2024
Steelmaking Coal
Revenue	$4,640
Cost of sales	(2,718)
Gross profit	1,922
Other operating income (expenses)	(252)
Net finance expense	(63)
Non-operating income	24
Profit from discontinued operations before taxes	1,631
Provision for income taxes	(506)
Profit from discontinued operations after taxes	1,125
Gain on sale (net of tax expense of $897)	81
Profit from discontinued operations	$1,206

Profit from discontinued operations attributable to:
Shareholders of the company	$873
Non-controlling interests	333
Profit from discontinued operations	$1,206

5. Sale of Steelmaking Coal Business and Discontinued Operations (continued)

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor and TEPCA. We accounted for this transaction in 2023 by recognizing aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA and a financial liability related to a downstream pipeline take-or-pay toll commitment estimated at $269 million on closing. The current portion of this financial liability of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of other liabilities.

Upon completion of the sale of our interest in Fort Hills, we derecognized approximately $1.3 billion of assets that primarily related to property, plant and equipment and $454 million of liabilities, the majority of which related to lease liabilities.

Results of discontinued operations of the steelmaking coal and Fort Hills disposal groups for 2023 are shown below. As the sale of Fort Hills was completed in February 2023, there were no results of discontinued operations for the Fort Hills disposal group during the year ended December 31, 2024.

(CAD$ in millions)	2023
	Steelmaking Coal	Fort Hills	Total
Revenue	$8,535	$143	$8,678
Cost of sales	(4,504)	(161)	(4,665)
Gross profit (loss)	4,031	(18)	4,013
Other operating income (expenses)	117	—	117
Net finance expense	(112)	(2)	(114)
Non-operating expense	(17)	—	(17)
Profit (loss) from discontinued operations before taxes	4,019	(20)	3,999
Recovery of (provision for) income taxes	(1,373)	2	(1,371)
Profit (loss) from discontinued operations after taxes	2,646	(18)	2,628
Loss on sale (net of tax expense of $4)	—	(8)	(8)
Profit (loss) from discontinued operations	$2,646	$(26)	$2,620

Profit (loss) from discontinued operations attributable to:
Shareholders of the company	$2,553	$(26)	$2,527
Non-controlling interests	93	—	93
Profit (loss) from discontinued operations	$2,646	$(26)	$2,620

In 2023, there was a major customer in the steelmaking coal business with revenue of approximately $1.5 billion that represented more than 10% of total revenue.

6. Transactions

a) San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2024, we had 87% (2023 – 91%) and Agnico Eagle had 13% (2023 – 9%) of share ownership.

In 2024, we recognized a gain of $31 million in other operating income (expense) (Note 10), attributable to Agnico Eagle's incremental contributions. In 2023, we recognized a gain of $5 million in other operating income (expense) (Note 10), attributable to Agnico Eagle’s initial and incremental contributions.

b) Quintette Sale Transaction – 2023

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

•Cash of $30 million related to a non-refundable deposit and cash received upon closing
•A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
•A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10).

6. Transactions (continued)

c) Mesaba Arrangement – 2023

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10). The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

7. Revenue

a) Total Revenue by Major Product Type and Reportable Segment

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 33). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in July of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business and Fort Hills are disclosed in Note 5, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	2024
	Copper	Zinc	Total
Copper	$5,035	$—	$5,035
Zinc	183	2,743	2,926
Silver	89	503	592
Lead	1	421	422
Molybdenum	186	—	186
Other	48	403	451
Intra-segment	—	(547)	(547)
	$5,542	$3,523	$9,065

7. Revenue (continued)

(CAD$ in millions)	2023
	Copper	Zinc	Total
Copper	$3,016	$—	$3,016
Zinc	257	2,443	2,700
Silver	44	414	458
Lead	2	386	388
Molybdenum	85	—	85
Other	21	351	372
Intra-segment	—	(543)	(543)
	$3,425	$3,051	$6,476

b) Total Revenue by Region

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2024	2023
Asia
China	$2,669	$1,873
Japan	1,095	766
South Korea	870	407
India	452	216
Other	250	119
Americas
United States	1,285	1,312
Canada	642	614
Chile	615	266
Other	8	9
Europe
Germany	410	279
Spain	326	250
Bulgaria	170	80
Finland	118	82
Belgium	92	140
Other	63	63
	$9,065	$6,476

No customer accounted for more than 10% of total revenue in 2023 and 2024.

8. Expenses by Nature

(CAD$ in millions)	2024	2023
Employment-related costs:
Wages and salaries	$910	$891
Employee benefits and other wage-related costs	196	190
Bonus payments	217	205
Post-employment benefits and pension costs	84	81
	1,407	1,367
Transportation	546	440
Depreciation and amortization	1,679	884
Raw material purchases	755	601
Fuel and energy	875	758
Operating supplies consumed	646	507
Maintenance and repair supplies	610	529
Contractors and consultants	1,003	926
Overhead costs	439	247
Royalties	466	285
Other operating costs net of recoveries	(12)	(72)
	8,414	6,472
Adjusted for:
Capitalized production stripping costs	(373)	(455)
Change in inventory	(171)	(154)
Total cost of sales, general and administration, exploration and research and innovation expenses	$7,870	$5,863

9. Asset and Goodwill Impairment Testing

a) Impairment Testing

Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD, the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities (Note 33).

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

9. Asset and Goodwill Impairment Testing (continued)

Steelmaking Coal Group of CGUs – 2023

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs. We estimated the recoverable amount based on the consideration expected to be received from the sale transactions (Note 5(a)). In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and updated applicable assumptions including the steelmaking coal price, mine production and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. The FVLCD estimates were classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

In isolation, a $0.01 strengthening in the Canadian dollar would have resulted in the recoverable amount being approximately equal to the carrying amount at December 31, 2023.

b) Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it (Note 19). We performed our annual goodwill impairment testing at October 31, 2024, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 47 years, with an estimate of in situ value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately US$1.8 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.38 decrease in the long-term real copper price per pound, or a 110 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Quebrada Blanca CGU Goodwill Impairment Assumptions

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2024 and 2023.

Commodity Price Assumptions

A long-term real copper price per pound in 2029 of US$4.20 (2023 – long-term real copper price per pound in 2028 of US$3.90) was used in preparing the discounted cash flow model.

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

9. Asset and Goodwill Impairment Testing (continued)

Discount Rates

A discount rate of 7.0% (2023 – 7.0%) was used in preparing the discounted cash flow model. Discount rates are based on market participant mining weighted average costs of capital adjusted for risks specific to the asset, where appropriate.

Reserves and Resources and Mine Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

In Situ Value

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount

Estimates used in calculating the recoverable amount are classified as Level 3 measurements within the fair value measurement hierarchy (Note 35).

10. Other Operating Income (Expense)

(CAD$ in millions)	2024	2023
Settlement pricing adjustments (Note 34(b))	$65	$7
Share-based compensation (Note 29(e))	(91)	(81)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	—	(119)
Care and maintenance costs	(51)	(39)
Social responsibility and donations	(59)	(62)
Gain on disposal or contribution of assets	27	183
Impairment of intangible assets	(37)	(88)
Commodity derivatives	90	(12)
Depreciation of corporate assets	(47)	(41)
Take-or-pay contract costs	(10)	(30)
Other	(38)	(109)
	$(151)	$(391)

11. Finance Income and Finance Expense

(CAD$ in millions)	2024	2023
Finance income
Investment income	$228	$95
Accretion on long-term receivables	6	15
Total finance income	$234	$110

Finance expense
Debt interest	$175	$233
Interest on QB project financing	224	245
Interest on advances from SMM/SC	351	259
Interest on lease liabilities	49	21
Letters of credit and standby fees	28	31
Accretion on decommissioning and restoration provisions	121	96
Accretion on other liabilities	42	33
Other	29	22
	1,019	940
Less capitalized borrowing costs (Note 17)	(66)	(780)
Total finance expense	$953	$160

12. Non-Operating Income (Expense)

(CAD$ in millions)	2024	2023
QB variable consideration to IMSA and Codelco (a)	$(51)	$(156)
Foreign exchange gains	146	9
Downstream pipeline take-or-pay toll commitment	(10)	(40)
Other	(78)	(62)
	$7	$(249)

a) QB Variable Consideration to IMSA and Codelco

Variable consideration to IMSA

During the year ended December 31, 2024, we recorded $7 million (2023 – $4 million) of expense (Note 34(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit for the year. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter.

Commencement of commercial production occurred in March of 2024, which reduced our cumulative maximum payment to US$97 million. Based on our estimate that the future average copper prices will exceed the US$3.15 per pound threshold in the next three years, the fair value of the derivative financial liability is $132 million (2023 – $115 million) as at December 31, 2024.

The fair value of the IMSA liability is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35).

The current portion of the financial liability is $72 million (2023 – $nil) recorded in trade accounts payable and other liabilities (Note 21). The non-current portion is $60 million (2023 – $115 million) recorded in other liabilities (Note 28).

12. Non-Operating Income (Expense) (continued)

Variable consideration to Codelco

During the year ended December 31, 2024, we recorded $44 million (2023 – $152 million) of expense related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Codelco. The financial liability was previously owed to Empresa Nacional de Minería (ENAMI) but is now owed to Codelco, subsequent to Codelco’s acquisition of ENAMI’s 10% interest in QBSA during 2024. As at December 31, 2024, the carrying value of this financial liability, which is measured at amortized cost, is $548 million (2023 – $444 million) (Note 28). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The fair value of the financial liability is approximated by its carrying value, and is considered a Level 3 fair value measurement with significant unobservable inputs in the fair value hierarchy (Note 35).

13. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents
Cash	$2,343	$399
Investments with maturities from the date of acquisition of three months or less	5,244	345
	$7,587	$744

Cash and cash equivalents as at December 31, 2024 include $165 million (2023 – $167 million) held in QBSA. These cash and cash equivalent balances are to be used within QBSA and cannot be transferred to other entities within the group.

Cash flow from operating activities

(CAD$ in millions)	2024	2023
Net change in non-cash working capital items
Trade and settlement receivables	$(347)	$(123)
Inventories	(374)	(439)
Prepaids and other current assets	(29)	(253)
Trade accounts payable and other liabilities	474	272
	$(276)	$(543)

Cash flow from investing activities

(CAD$ in millions)	2024	2023
Net proceeds from sale of discontinued operations and other
Net proceeds from sale of steelmaking coal business	$9,483	$—
Proceeds from sale of Fort Hills	—	1,014
Proceeds from other assets	55	34
	$9,538	$1,048

The net proceeds from the sale of the steelmaking coal business totaled $9.5 billion, including $9.9 billion in cash proceeds, net of $257 million in disposed cash and cash equivalents, and a $160 million payment for customary closing adjustments.

14. Inventories

(CAD$ in millions)	December 31, 2024	December 31, 2023
Supplies	$1,235	$1,318
Raw materials	260	277
Work in process	774	1,046
Finished products	636	655
	2,905	3,296
Less non-current portion (Note 20)	(307)	(350)
	$2,598	$2,946

Cost of sales of $7.5 billion (2023 – $5.4 billion) includes $6.3 billion (2023 – $4.7 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

No inventories were held at net realizable value as at December 31, 2024 (2023 – $49 million were held at net realizable value). Total inventory write-downs in 2024 were $42 million (2023 – $26 million) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

15. Financial Assets

(CAD$ in millions)	December 31, 2024	December 31, 2023
Non-current receivables and deposits	$108	$207
Marketable equity and debt securities carried at fair value	513	397
Derivative assets	143	68
	$764	$672

16. Investment in Joint Venture

In August 2015, Teck and Newmont Corporation (Newmont) announced an agreement to combine their respective Relincho and El Morro projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama Region of Chile, into a single project. The combined project is a joint arrangement that is structured through a separate vehicle, classified as a joint venture named NuevaUnión, where Teck and Newmont each own 50%. The net assets of the NuevaUnión joint venture substantially relate to exploration and evaluation assets.

(CAD$ in millions)	NuevaUnión
At January 1, 2023	$1,139
Contributions	2
Changes in foreign exchange rates	(27)
Share of profit	2
At December 31, 2023	$1,116
Contributions	5
Changes in foreign exchange rates	99
Share of profit	3
At December 31, 2024	$1,223

17. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At January 1, 2023
Cost	$991	$20,364	$18,514	$8,596	$14,270	$62,735
Accumulated depreciation	—	(7,074)	(10,218)	(5,348)	—	(22,640)
Net book value	$991	$13,290	$8,296	$3,248	$14,270	$40,095
Year ended December 31, 2023
Opening net book value	$991	$13,290	$8,296	$3,248	$14,270	$40,095
Additions	619	198	864	1,198	3,631	6,510
Disposals	(12)	(2)	(34)	—	(7)	(55)
Depreciation and amortization	—	(377)	(964)	(739)	—	(2,080)
Transfers between classifications (c)	—	324	13,787	—	(14,111)	—
Changes in decommissioning, restoration and other provisions	(7)	926	18	—	(6)	931
Capitalized borrowing costs (Note 11)	—	—	—	—	780	780
Changes in foreign exchange rates	(26)	(89)	(280)	(25)	(196)	(616)
Closing net book value	$1,565	$14,270	$21,687	$3,682	$4,361	$45,565
At December 31, 2023
Cost	$1,565	$20,693	$32,532	$9,738	$4,361	$68,889
Accumulated depreciation	—	(6,423)	(10,845)	(6,056)	—	(23,324)
Net book value	$1,565	$14,270	$21,687	$3,682	$4,361	$45,565
Year ended December 31, 2024
Opening net book value	$1,565	$14,270	$21,687	$3,682	$4,361	$45,565
Additions	315	1	533	846	1,447	3,142
Disposals	(7)	(4)	(50)	—	(2)	(63)
Change from the NSC/POSCO transaction (Note 5)	—	115	105	83	39	342
Sale of steelmaking coal business (Note 5)	—	(9,609)	(4,214)	(2,090)	(1,360)	(17,273)
Asset impairment	—	—	(961)	—	(54)	(1,015)
Depreciation and amortization	—	(396)	(1,459)	(586)	—	(2,441)
Transfers between classifications (c)	—	106	3,217	—	(3,323)	—
Changes in decommissioning, restoration and other provisions	—	39	(9)	—	—	30
Capitalized borrowing costs (Note 11)	—	—	—	—	66	66
Changes in foreign exchange rates	82	357	1,500	95	181	2,215
Closing net book value	$1,955	$4,879	$20,349	$2,030	$1,355	$30,568
At December 31, 2024
Cost	$1,955	$6,988	$29,313	$4,417	$1,355	$44,028
Accumulated depreciation	—	(2,109)	(8,964)	(2,387)	—	(13,460)
Net book value	$1,955	$4,879	$20,349	$2,030	$1,355	$30,568

17. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Highland Valley Copper Mine Life Extension, Aktigiruq-Anarraaq extension at Red Dog, Galore Creek, Zafranal, San Nicolás and NewRange.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate of the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2024 was 7.4% (2023 – 5.8%).

c) Transfers Between Classifications

Of the $14.1 billion in transfers in 2023, the largest component related to QB assets which became available for use in December of 2023. Of the $3.3 billion in transfers in 2024, the largest component related to QB assets which became available for use in May of 2024.

18. Intangible Assets

(CAD$ in millions)	Total
At January 1, 2023
Cost	$525
Accumulated amortization and impairment	(125)
Net book value	$400
Year ended December 31, 2023
Opening net book value	$400
Additions – internal development	83
Amortization	(50)
Impairment	(88)
Closing net book value	$345
At December 31, 2023
Cost	$608
Accumulated amortization and impairment	(263)
Net book value	$345
Year ended December 31, 2024
Opening net book value	$345
Additions – internal development	17
Amortization	(43)
Impairment	(75)
Change in foreign exchange rates	3
Sale of steelmaking coal business	(51)
Closing net book value	$196
At December 31, 2024
Cost	$577
Accumulated amortization and impairment	(381)
Net book value	$196

The $75 million impairment in 2024 includes $38 million that was presented as part of asset impairment expense related to the impairment of the Trail CGU (Note 9(a)).

19. Goodwill

(CAD$ in millions)	Steelmaking Coal Business	Quebrada Blanca	Total
At January 1, 2023	$702	$416	$1,118
Changes in foreign exchange rates	—	(10)	(10)
At December 31, 2023	$702	$406	$1,108
Changes in foreign exchange rates	—	36	36
Sale of steelmaking coal business	(702)	—	(702)
At December 31, 2024	$—	$442	$442

The results of our annual goodwill impairment analysis and key assumptions used are outlined in Note 9(b) for the Quebrada Blanca CGU.

Goodwill relating to the steelmaking coal group of CGUs was derecognized upon completion of the sale of the steelmaking coal business in July of 2024 (Note 5).

20. Other Assets

(CAD$ in millions)	December 31, 2024	December 31, 2023
Pension plans in a net asset position (Note 26(a))	$320	$446
Non-current portion of inventories (Note 14)	307	350
Other	71	61
	$698	$857

21. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2024	December 31, 2023
Trade accounts payable and accruals	$1,547	$2,310
Commercial and government royalties	546	252
Payroll-related liabilities	318	351
QB variable consideration to IMSA (Note 12(a))	72	—
Settlement payables (Note 34(b))	70	36
Accrued interest	55	101
Capital project accruals	39	416
Current portion of downstream pipeline take-or-pay toll commitment	32	29
Contract liabilities – consignment sales	—	27
Other	56	132
	$2,735	$3,654

22. Debt

($ in millions)	December 31, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$143	$196	$204	$503	$621	$658
6.125% notes due October 2035 (a)	187	273	266	336	467	439
6.0% notes due August 2040 (a)	194	273	278	473	642	624
6.25% notes due July 2041 (a)	245	350	349	396	544	519
5.2% notes due March 2042 (a)	167	212	237	395	488	516
5.4% notes due February 2043 (a)	108	141	154	367	466	481
	1,044	1,445	1,488	2,470	3,228	3,237
QB project financing facility (b)	1,912	2,847	2,719	2,206	2,979	2,873
Carmen de Andacollo short-term loans (c)	—	—	—	95	126	126
Antamina loan agreement (d)	225	324	324	225	298	298
	$3,181	$4,616	$4,531	$4,996	$6,631	$6,534
Less current portion of debt	(294)	(423)	(423)	(389)	(515)	(515)
	$2,887	$4,193	$4,108	$4,607	$6,116	$6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 35).

a) Long-Term Notes

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

In February 2023, we redeemed the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

Certain of our notes are subject to a change of control provision requiring repurchase in the event a downgrade follows a change of control. Our notes are also subject to covenants regarding liens on certain assets and certain restricted subsidiaries, and to customary events of default, including non-payment of principal and interest, bankruptcy or insolvency, covenant non-compliance, material final judgments, or other material indebtedness becoming due prior to maturity as a result of a default. An unremedied event of default may result in an acceleration of the repayment of the notes, causing them to become due and payable ahead of scheduled maturity.

22. Debt (continued)

b) QB Project Financing Facility

As at December 31, 2024, the limited recourse QB project financing facility had a balance of US$1.9 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB project assets.

The guarantees of Teck and SMM/SC will terminate once final completion, as defined under the facility, has been achieved. The facility is subject to customary project financing covenants and terms, including with respect to granting security in assets and accounts, maintenance of insurance, periodic reporting, restrictions on certain activities (such as incurring additional debt beyond agreed thresholds), and other operational covenants. Breach of the project finance covenants, or failure to reach final completion by the final completion date in June 2025, could lead to enforcement action by the project lenders, including the acceleration of repayment of the facility, among other consequences. The project has completed and submitted certificates for a majority of the completion tests, including the technical and operating completion tests, with the remaining tests being procedural in nature.

c) Carmen de Andacollo Short-Term Loans

As at December 31, 2024, all fixed rate short-term loans at Carmen de Andacollo were fully repaid.

d) Antamina Loan Agreement

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at December 31, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders and matures in 2026.

e) Revolving Credit Facilities

Effective October 18, 2024, we reduced the US$4.0 billion sustainability-linked revolving credit facility maturing October 2026 by US$1.0 billion to US$3.0 billion and we extended this facility for a five-year term to October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0 (Note 36). Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2024, we had $1.5 billion (2023 – $2.6 billion) of letters of credit outstanding. We also had $441 million (2023 – $1.2 billion) in surety bonds outstanding at December 31, 2024 to support current and future reclamation obligations. At December 31, 2023, $1.5 billion of the outstanding letters of credit and $758 million of the outstanding surety bonds were related to EVR. These were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024 (Note 5).

22. Debt (continued)

f) Scheduled Principal Payments

At December 31, 2024, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2025	$294	$423
2026	519	747
2027	294	423
2028	294	423
2029	294	423
Thereafter	1,486	2,138
	$3,181	$4,577

g) Debt Continuity

($ in millions)	US$		CAD$ Equivalent
	2024	2023	2024	2023
At January 1	$4,940	$5,292	$6,534	$7,167
Cash flows
Proceeds from debt	56	170	77	230
Redemption, purchase or repayment of debt	(1,870)	(530)	(2,544)	(710)
Non-cash changes
Gain on debt redemption or purchase	(4)	—	(5)	—
Changes in foreign exchange rates	—	—	458	(164)
Finance fees, discount amortization and other	27	8	11	11
At December 31	$3,149	$4,940	$4,531	$6,534

23. Leases

a) Significant Individual Lease Arrangements

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2024, the related lease liability was $89 million (2023 – $85 million).

QBSA entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB project with the Chilean national power grid. In the fourth quarter of 2023, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$23 million per year, escalating by 2.2% annually. As at December 31, 2024, the related lease liability was $465 million (2023 – $428 million). The corresponding right-of-use asset was $466 million (2023 – $447 million).

23. Leases (continued)

b) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, road and port facilities and electrical power transmission systems. As at December 31, 2024, $1.0 billion (2023 – $1.1 billion) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)	2024	2023
Opening net book value	$1,108	$612
Additions	187	673
Depreciation	(137)	(147)
Changes in foreign exchange rates and other	49	(30)
Sale of steelmaking coal business	(196)	—
Closing net book value	$1,011	$1,108

c) Lease Liability Continuity

(CAD$ in millions)	2024	2023
At January 1	$1,061	$571
Cash flows
Principal payments	(120)	(160)
Interest payments	(52)	(31)
Non-cash changes
Additions	182	674
Interest expense	49	31
Changes in foreign exchange rates and other	40	(24)
Sale of steelmaking coal business	(209)	—
At December 31	$951	$1,061
Less current portion of lease liabilities	(175)	(195)
Non-current lease liabilities	$776	$866

24. QB Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC in 2019, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. QBSA subsequently entered into four additional subordinated loan facility agreements with SMM/SC to advance QBSA an additional US$2.0 billion. The four additional subordinated loan facilities contain similar terms to the original subordinated loan facility. The advances for all five facility agreements are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time. As at December 31, 2024, US$3.1 billion was outstanding and US$141 million remained undrawn.

24. QB Advances from SMM/SC (continued)

($ in millions)	December 31, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,136	$4,707	$4,483	$2,661	$3,589	$3,497

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35).

a) QB Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent
	2024	2023	2024	2023
At January 1	$2,644	$1,683	$3,497	$2,279
Cash flows
Advances	471	960	652	1,292
Non-cash changes
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	—	—	333	(75)
At December 31	$3,116	$2,644	$4,483	$3,497

25. Income Taxes

a) Tax Rate Reconciliation to the Canadian Statutory Income Tax Rate

(CAD$ in millions)	2024	2023
Loss from continuing operations before taxes	$(718)	$(75)
Profit from discontinued operations (Note 5)	1,631	3,999
Gain (loss) on sale of discontinued operations (Note 5)	978	(4)
Profit for the year from continuing and discontinued operations before taxes	$1,891	$3,920

Tax expense at the Canadian statutory income tax rate of 27%	$511	$1,057
Tax effect of:
Resource taxes	229	419
Resource and depletion allowances	(67)	(64)
Non-deductible expenses (non-taxable income)	(20)	42
Derecognition of deferred tax assets	206	8
Remeasurement of deferred Chilean mining royalty liability (f)	88	106
Difference in tax rates in foreign jurisdictions	82	48
Revisions to prior year estimates	11	17
Non-controlling interests	(77)	(25)
Effect from sale of discontinued operations	633	2
Other	12	2
Total income taxes from continuing and discontinued operations	$1,608	$1,612

Represented by:
Current income taxes	1,594	2,228
Deferred income taxes	14	(616)
Total income taxes from continuing and discontinued operations	$1,608	$1,612

Provision for income taxes from continuing operations	205	237
Provision for income taxes from discontinued operations	1,403	1,375
Total income taxes from continuing and discontinued operations	$1,608	$1,612

Current income taxes are accrued and paid in all jurisdictions in which we operate.

25. Income Taxes (continued)

b) Continuity of Deferred Tax Assets and Liabilities

(CAD$ in millions)	January 1, 2024	Through Profit (Loss)	Through OCI	Transfer	Sale of Steelmaking Coal Business	December 31, 2024
Net operating loss and capital loss carryforwards	$61	$536	$66	$509	$—	$1,172
Property, plant and equipment	(167)	(10)	(116)	(521)	—	(814)
Decommissioning and restoration provisions	167	(77)	(2)	39	—	127
Other temporary differences (TDs)	4	70	70	(57)	—	87
Deferred income tax assets	$65	$519	$18	$(30)	$—	$572
Net operating loss and capital loss carryforwards	$(652)	$140	$—	$509	$1	$(2)
Property, plant and equipment	7,894	166	112	(521)	(4,482)	3,169
Decommissioning and restoration provisions	(1,167)	13	(20)	39	(48)	(1,183)
Unrealized foreign exchange	(75)	41	(7)	—	—	(41)
Withholding taxes	116	25	10	—	—	151
Inventories	161	9	(1)	5	19	193
Partnership income deferral and other TDs	(89)	139	23	(62)	(5)	6
Deferred income tax liabilities	$6,188	$533	$117	$(30)	$(4,515)	$2,293

(CAD$ in millions)	January 1, 2023	Through Profit (Loss)	Through OCI	Sale of Fort Hills	December 31, 2023
Net operating loss and capital loss carryforwards	$48	$13	$—	$—	$61
Property, plant and equipment	(165)	(2)	—	—	(167)
Decommissioning and restoration provisions	155	12	—	—	167
Other TDs	37	(21)	(12)	—	4
Deferred income tax assets	$75	$2	$(12)	$—	$65
Net operating loss and capital loss carryforwards	$(458)	$(205)	$11	$—	$(652)
Property, plant and equipment	7,234	638	(46)	68	7,894
Decommissioning and restoration provisions	(803)	(371)	7	—	(1,167)
Unrealized foreign exchange	(91)	7	9	—	(75)
Withholding taxes	133	(14)	(3)	—	116
Inventories	148	10	3	—	161
Partnership income deferral and other TDs	615	(754)	50	—	(89)
Deferred income tax liabilities	$6,778	$(689)	$31	$68	$6,188

25. Income Taxes (continued)

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $59 million (2023 – $57 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

In 2024, as a result of the sale of our steelmaking coal business and the impairment of our Trail Operations, we have derecognized deferred tax assets of $206 million to the extent that it is not probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax liabilities of approximately $905 million (2023 – $836 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2024, we had $147 million (2023 – $282 million) of Canadian net operating loss carryforwards and $4.2 billion (2023 – $1.9 billion) of Chilean net operating losses, which have an indefinite carryforward period. Deferred tax benefits of $1.2 billion (2023 – $713 million) related to these tax pools have been recognized.

e) Scope of Antamina’s Peruvian Tax Stability Agreement

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2017 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina’s tax stability agreement applicable for the years up until 2017.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have recognized together with our share of previously paid interest and penalties.

f) Chilean Mining Royalty Reform

The Chilean mining royalty regime on copper revenues and operating profit, which was enacted into law in 2023, will apply to Carmen de Andacollo and Quebrada Blanca after their respective tax stability agreements expire in 2027 and 2037. During the year, we recognized a deferred tax expense of $88 million (2023 – $106 million) associated with future taxable temporary differences that are expected to reverse under the new royalty regime beyond the tax stability period.

g) Pillar Two Model Rules

We are subject to the Global Minimum Tax Act (GMT), Canada’s Pillar Two Tax legislation, which was enacted in June 2024 with effect from January 1, 2024. In 2024, we accrued current income tax expense of $3 million for GMT in respect of an insurance affiliate in Bermuda. Effective January 1, 2025, Bermuda’s domestic 15% corporate income tax legislation came into effect. Therefore, we expect our GMT liability going forward to be insignificant.

We applied the mandatory temporary exception to the recognition and disclosure for deferred taxes related to OECD Pillar Two income taxes under IAS 12, Income Taxes.

26. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

26. Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2024		2023
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Defined benefit obligation
Balance at beginning of year	$1,929	$370	$1,834	$343
Current service cost	29	16	39	22
Benefits paid	(104)	(28)	(138)	(21)
Interest expense	61	15	90	16
Sale of steelmaking coal business	(599)	(52)	—	—
Obligation experience adjustments	34	(13)	11	(5)
Effect from change in financial assumptions	(5)	(1)	93	14
Effect from change in demographic assumptions	5	—	1	—
Changes in foreign exchange rates	10	—	(1)	1
Balance at end of year	1,360	307	1,929	370
Fair value of plan assets
Fair value at beginning of year	2,491	—	2,371	—
Interest income	80	—	117	—
Return on plan assets, excluding amounts included in interest income	56	—	115	—
Benefits paid	(104)	(28)	(138)	(21)
Sale of steelmaking coal business	(730)	—	—	—
Contributions by the employer	7	28	28	21
Changes in foreign exchange rates	9	—	(2)	—
Fair value at end of year	1,809	—	2,491	—
Funding surplus (deficit)	449	(307)	562	(370)
Less effect of the asset ceiling
Balance at beginning of year	191	—	390	—
Sale of steelmaking coal business	(45)	—	—	—
Interest on asset ceiling	7	—	19	—
Change in asset ceiling	42	—	(218)	—
Balance at end of year	195	—	191	—
Net accrued retirement benefit asset (liability)	$254	$(307)	$371	$(370)

Represented by:
Pension assets (Note 20)	$320	$—	$446	$—
Accrued retirement benefit liability	(66)	(307)	(75)	(370)
Net accrued retirement benefit asset (liability)	$254	$(307)	$371	$(370)

A number of the plans have a surplus totalling $195 million at December 31, 2024 (2023 – $191 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2024, pension assets and accrued retirement benefit liabilities related to employees of the steelmaking coal business were transferred to the purchaser and accordingly, were derecognized (Note 5).

26. Retirement Benefit Plans (continued)

We expect to contribute $5 million to our defined benefit pension plans in 2025 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 12 years and the weighted average duration of the non-pension post-retirement benefit obligation is 12 years.

Defined contribution expense for 2024 was $39 million (2023 – $37 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	December 31, 2024		December 31, 2023
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Discount rate	4.60%	4.72%	4.63%	4.64%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—	5.00%	—	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

2024
Effect on Defined Benefit Obligation
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 10%	Increase by 11%
Rate of increase in future compensation	Increase by 0%	Decrease by 0%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

2023
Effect on Defined Benefit Obligation
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 11%	Increase by 12%
Rate of increase in future compensation	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

26. Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2024		2023
	Male	Female	Male	Female
Retiring at the end of the reporting period	85.4 years	87.8 years	85.4 years	87.7 years
Retiring 20 years after the end of the reporting period	86.4 years	88.7 years	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the consumer price index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

26. Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2024 and 2023 are as follows:

(CAD$ in millions)	2024			2023
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$559	$—	31%	$829	$—	33%
Debt securities	$847	$—	47%	$1,138	$—	46%
Real estate and other	$100	$303	22%	$69	$455	21%

27. Provisions

(CAD$ in millions)	2024	2023
At December 31	$2,626	$4,198
Less current portion of provisions	(187)	(347)
Non-current provisions	$2,439	$3,851

The following table summarizes the movements in provisions for the year ended December 31, 2024:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
At January 1, 2024	$3,907	$291	$4,198
Settled during the year	(123)	(27)	(150)
Change in discount rate	(397)	—	(397)
Change in amount and timing of cash flows	374	40	414
Accretion	177	5	182
Change from the NSC/POSCO transaction	127	—	127
Sale of steelmaking coal business	(1,828)	(28)	(1,856)
Other	(4)	—	(4)
Changes in foreign exchange rates	95	17	112
At December 31, 2024	$2,328	$298	$2,626
Less current portion of provisions	(149)	(38)	(187)
Non-current provisions	$2,179	$260	$2,439

Provisions related to the steelmaking coal business were derecognized upon sale of the business in July of 2024 (Note 5).

During the year ended December 31, 2024, we recorded $35 million (2023 – $36 million) of additional study and environmental costs arising from legal obligations through other provisions.

27. Provisions (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $568 million as at December 31, 2024 (2023 – $990 million, of which $515 million related to the steelmaking coal business. The provision related to the steelmaking coal business was derecognized upon sale of the business in July of 2024 (Note 5)).

In 2024, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.33% and 7.03% (2023 – 5.61% and 7.13%). We also used an inflation rate of 2.00% (2023 – 2.00%) over the long term in our cash flow estimates. Total decommissioning and restoration provisions include $459 million (2023 – $806 million) in respect of closed operations.

During the fourth quarter of 2024, our decommissioning and restoration provisions increased by $167 million compared to the third quarter of 2024. The increase in decommissioning and restoration provisions was due to an increase of $504 million in reclamation cash flows, primarily related to changes in planned reclamation work and associated cost estimates at Red Dog, Quebrada Blanca and Antamina. This increase was partially offset by a decrease of $337 million associated with an increase in the rates used to discount decommissioning and restoration provisions.

In relation to the steelmaking coal business, which was sold in July of 2024 (Note 5), the requirements for water quality management were established under a regional permit issued by the provincial government of British Columbia. This permit referenced the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction did not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but set out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. As at December 31, 2023, estimated costs in relation to this Direction issued by Environment and Climate Change Canada were included in our decommissioning and restoration provisions. This provision was derecognized upon sale of the steelmaking coal business in July of 2024.

28. Other Liabilities

(CAD$ in millions)	December 31, 2024	December 31, 2023
Long-term portion of derivative liabilities (current portion – $23 (2023 – $15))	$24	$18
Codelco preferential dividend liability (Note 12(a))	548	444
QB variable consideration to IMSA (Note 12(a))	60	115
Obligation to Neptune Bulk Terminals (derecognized as part of the sale of the steelmaking coal business (Note 5))	—	207
Downstream pipeline take-or-pay toll commitment	285	270
Other liabilities	182	89
	$1,099	$1,143

29. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions”, which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Sunset of Dual Class Share Structure

On April 26, 2023, Teck’s shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share, recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

c) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares
At January 1, 2023	7,765	505,954
Class A common shares conversion	(110)	110
Shares issued on dual class amendment (b)	—	5,203
Shares issued on options exercised (d)	—	3,139
Cancelled pursuant to normal course issuer bid (i)	—	(4,738)
At December 31, 2023	7,655	509,668
Class A common shares conversion	(55)	55
Shares issued on options exercised (d)	—	8,178
Cancelled pursuant to normal course issuer bid (i)	—	(19,158)
At December 31, 2024	7,600	498,743

29. Equity (continued)

d) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2024, 9,001,488 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2024, we granted 1,082,270 share options to employees. These share options have a weighted average exercise price of $52.85, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $21.21 per option (2023 – $22.69) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2024	2023
Weighted average exercise price	$52.85	$54.66
Dividend yield	0.96%	0.92%
Risk-free interest rate	3.46%	3.52%
Expected option life	5.8 years	5.9 years
Expected volatility	42%	42%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2024		2023
	Share Options (in 000’s)	Weighted Average Exercise Price	Share Options (in 000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	13,067	$25.92	15,057	$22.38
Granted	1,082	52.85	1,383	54.66
Exercised	(8,165)	21.07	(3,117)	20.07
Forfeited	(512)	51.23	(252)	44.32
Expired	(5)	27.26	(4)	26.70
Outstanding at end of year	5,467	$36.12	13,067	$25.92
Vested and exercisable at end of year	3,524	$27.43	10,018	$20.04

The average Class B subordinate voting share price during 2024 was $62.98 (2023 – $54.46).

Information relating to share options outstanding at December 31, 2024, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
1,166	$5.34 – $14.71	43
1,315	$14.72 – $30.35	50
1,122	$30.36 – $46.57	66
819	$46.58 – $54.33	109
1,045	$54.34 – $70.34	89
5,467	$5.34 – $70.34	68

Total share option compensation expense recognized for the year was $21 million (2023 – $26 million).

29. Equity (continued)

e) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on March 1 of the third year following the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a pro rata basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee, as applicable. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2024, we recognized compensation expense of $70 million for Units (2023 – $55 million). The total liability and intrinsic value for vested Units as at December 31, 2024 was $113 million (2023 – $171 million).

In 2024, we recognized total share-based compensation expense of $91 million (2023 – $81 million) in other operating income (expense) (Note 10).

The outstanding Units are summarized in the following table:

(in 000’s)	December 31, 2024		December 31, 2023
	Outstanding	Vested	Outstanding	Vested
DSUs	491	491	1,837	1,837
RSUs	1,307	—	1,336	—
PSUs	946	—	656	—
PDSUs	116	69	253	219
	2,860	560	4,082	2,056

29. Equity (continued)

f) Accumulated Other Comprehensive Income

(CAD$ in millions)	2024	2023
Accumulated other comprehensive income – beginning of year	$693	$1,062
Currency translation differences:
Unrealized gain (loss) on translation of foreign subsidiaries	1,697	(421)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $7 and $(9)) (Note 34(b))	(47)	56
	1,650	(365)
Gain (loss) on marketable equity and debt securities (net of taxes of $(7) and $1)	54	(4)
Remeasurements of retirement benefit plans (net of taxes of $(30) and $(68))	46	151
Total other comprehensive income (loss)	1,750	(218)
Remeasurements of retirement benefit plans recorded in retained earnings	(46)	(151)
Accumulated other comprehensive income – end of year	$2,397	$693

g) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2024	2023
Loss from continuing operations attributable to shareholders of the company	(467)	(118)
Profit from discontinued operations attributable to shareholders of the company (Note 5)	873	2,527
Profit attributable to shareholders of the company	$406	$2,409

Weighted average shares outstanding (000’s)	516,011	517,828
Dilutive effect of share options (000’s)	4,031	7,516
Weighted average diluted shares outstanding (000’s)	520,042	525,344

Loss per share from continuing operations
Basic and diluted	$(0.90)	$(0.23)
Earnings per share from discontinued operations
Basic	$1.69	$4.88
Diluted	$1.68	$4.81
Earnings per share
Basic earnings per share	$0.79	$4.65
Diluted earnings per share	$0.78	$4.59

At December 31, 2024, 1,036,929 (2023 – 1,321,427) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the year ended December 31, 2024 and December 31, 2023, there was a loss from continuing operations attributable to shareholders. Accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share from continuing operations attributable to shareholders. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for continuing operations.

29. Equity (continued)

h) Dividends

In 2024, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the first, second and fourth quarters and $0.625 per share in the third quarter, totalling $514 million.

In 2023, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the second, third and fourth quarters and $0.625 per share in the first quarter, totalling $515 million.

i) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

In 2024, we recorded $1.3 billion in equity for the purchase of 19,258,016 Class B subordinate voting shares. The $1.3 billion includes an accrual of $15 million related to tax on repurchases of shares. For these share repurchases, we paid $1.2 billion in cash in 2024 and $6 million subsequent to the end of the year. In 2024, 19,158,016 Class B subordinate voting shares were cancelled, with the remaining 100,000 shares cancelled subsequent to the end of the year.

In 2023, we purchased and cancelled 4,737,561 Class B subordinate voting shares for $250 million.

30. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2024	December 31, 2023
Quebrada Blanca (a)	Region I, Chile	40%	$889	$1,104
Carmen de Andacollo	Region IV, Chile	10%	30	18
Elkview Mine Limited Partnership (b)	British Columbia, Canada	5%	—	126
Compañía Minera Zafranal S.A.C. (c)	Arequipa Region, Peru	20%	100	56
			$1,019	$1,304

a) Quebrada Blanca

The non-controlling interest in QBSA consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and Codelco, a Chilean state-owned company that holds a 10% preference share interest. Codelco’s interest in QBSA does not require Codelco to make contributions toward QBSA’s capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

30. Non-Controlling Interests (continued)

(CAD$ in millions)	December 31, 2024	December 31, 2023
Summarized balance sheet
Current assets	$1,492	$1,025
Current liabilities	1,286	1,576
Current net assets (liabilities)	206	(551)

Non-current assets	23,244	20,931
Non-current liabilities	17,358	14,378
Non-current net assets	5,886	6,553
Net assets	$6,092	$6,002

Accumulated non-controlling interests	$889	$1,104

Summarized statement of comprehensive income (loss)
Revenue	$2,376	$595

Loss for the period	(1,200)	(465)
Other comprehensive income (loss)	219	(76)
Total comprehensive loss	$(981)	$(541)

Loss allocated to non-controlling interests	$(462)	$(188)

Summarized cash flows
Cash flows provided by (used in) operating activities	$554	$(506)
Cash flows used in investing activities	(1,407)	(3,203)
Cash flows provided by financing activities	841	3,751
Effect of exchange rates on cash and cash equivalents	9	(4)
Increase (decrease) in cash and cash equivalents	$(3)	$38

b) Elkview Mine Limited Partnership

Teck’s ownership interest in Elkview Mine Limited Partnership was sold in 2024 as part of the sale of the steelmaking coal business (Note 5).

c) Compañía Minera Zafranal S.A.C.

The majority of the net assets of the Zafranal copper-gold project located in the Arequipa Region of Peru relate to exploration and evaluation assets.

31. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2024, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit Court of Appeals. The Ninth Circuit has accepted the interlocutory appeal, and a hearing before the Ninth Circuit Court is scheduled for April 17, 2025.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed pending the Ninth Circuit Court’s decision on the CCT’s dismissed tribal service loss claim and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT’s dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

32. Commitments

a) Capital Commitments

As at December 31, 2024, we had contracted for $308 million of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $132 million for QB and $118 million for our 22.5% share of Antamina. The amount includes $252 million that is expected to be incurred within one year and $56 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $448 million was recorded in 2024 (2023 – $262 million) in respect of this royalty. The NANA royalty is expected to increase by 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $18 million was recorded in 2024 (2023 – $23 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

We have contractual arrangements for the purchase of power for QB. These contracts are effective from a range of dates occurring between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$247 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$46 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

33. Segmented Information

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) – other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated steelmaking coal and energy segments in the tables below. The segmented information related to the steelmaking coal business and Fort Hills are disclosed in Note 5, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	2024
	Copper	Zinc	Corporate	Total
Revenue (Note 7(a))	$5,542	$3,523	$—	$9,065
Cost of sales	(4,497)	(2,961)	—	(7,458)
Gross profit	1,045	562	—	1,607
Asset impairment (Note 9(a))	—	(1,038)	(15)	(1,053)
Operating income (expense) – other	13	39	(615)	(563)
Profit (loss) from operations	1,058	(437)	(630)	(9)
Finance income	23	1	210	234
Finance expense	(687)	(66)	(200)	(953)
Non-operating income (expense)	(94)	6	95	7
Share of profit of joint venture	3	—	—	3
Profit (loss) before taxes from continuing operations	303	(496)	(525)	(718)

Depreciation and amortization	(1,356)	(309)	(61)	(1,726)
Capital expenditures from continuing operations	2,267	345	23	2,635
	December 31, 2024
Goodwill (Note 19)	442	—	—	442
Total assets	$34,433	$4,187	$8,417	$47,037

33. Segmented Information (continued)

(CAD$ in millions)	2023
	Copper	Zinc	Corporate	Total
Revenue (Note 7(a))	$3,425	$3,051	$—	$6,476
Cost of sales	(2,713)	(2,651)	—	(5,364)
Gross profit	712	400	—	1,112
Operating income (expense) – other	56	(86)	(860)	(890)
Profit (loss) from operations	768	314	(860)	222
Finance income	23	1	86	110
Finance expense	(79)	(53)	(28)	(160)
Non-operating income (expense)	(190)	—	(59)	(249)
Share of profit of joint venture	2	—	—	2
Profit (loss) before taxes from continuing operations	524	262	(861)	(75)

Depreciation and amortization	(553)	(308)	(64)	(925)
Capital expenditures from continuing operations	4,018	298	24	4,340
	December 31, 2023
Goodwill from continuing operations	406	—	—	406
Goodwill from discontinued operations – Unallocated	—	—	—	702
Goodwill (Note 19)	406	—	—	1,108
Total assets from continuing operations	28,636	4,581	3,595	36,812
Total assets from discontinued operations – Unallocated	—	—	—	19,381
Total assets	$28,636	$4,581	$3,595	$56,193

Goodwill from discontinued operations and total assets from discontinued operations were unallocated to a segment, as they were derecognized as part of the sale of the steelmaking coal business in 2024 (Note 5).

The geographical distribution of all our non-current assets in 2024 and 2023, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2024	December 31, 2023
Canada	$3,185	$21,678
Chile	24,497	22,400
United States	2,485	2,202
Peru	2,381	2,050
Mexico	219	165
Other	35	36
	$32,802	$48,531

34. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of our legal entities. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies. U.S. dollar cash and cash equivalents held in our Canadian functional currency entities also generate foreign exchange risk.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. Historically, this currency exposure was managed in part through our U.S. dollar denominated debt as a hedge against these net investments. In the third quarter of 2024, we discontinued the hedge of our U.S. dollar denominated debt against our U.S. dollar functional currency net investments because our U.S. dollar cash balances are greater than our U.S. dollar debt balances with the receipt of proceeds from the sale of the steelmaking coal business.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$4,019	$59
Trade and settlement receivables	524	1,145
Trade accounts payable and other liabilities	(877)	(743)
Debt (Note 22)	(1,044)	(2,470)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	—	2,334
Net U.S. dollar exposure	$2,622	$325

As at December 31, 2024, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $262 million pre-tax loss (2023 – $33 million) from our financial instruments. There would also be a pre-tax loss of $1.5 billion (2023 – $1.1 billion) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

34. Financial Instruments and Financial Risk Management (continued)

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 22(e) details our available credit facilities as at December 31, 2024. Following the sale of the steelmaking coal business in July of 2024, cash and cash equivalents increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2024 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other financial liabilities	$2,576	$—	$—	$—	$2,576
Debt (Note 22(f))	423	1,170	846	2,138	4,577
Lease liabilities	175	248	916	216	1,555
Codelco preferential dividend liability	—	—	494	219	713
QB advances from SMM/SC	—	—	—	4,512	4,512
QB variable consideration to IMSA	72	68	—	—	140
Other liabilities	—	198	11	12	221
Estimated interest payments on debt	267	372	242	806	1,687
Estimated interest payments on QB advances from SMM/SC	372	700	600	682	2,354
Estimated interest payments on lease and other liabilities	6	7	27	6	46
Downstream pipeline take-or-pay toll commitment	33	70	75	248	426
	$3,924	$2,833	$3,211	$8,839	$18,807

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents, floating rate debt, advances from SMM/SC and the financial liability due to Codelco. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $33 million pre-tax decrease in our profit (2023 – $50 million), not considering applicable capitalization of borrowing costs. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices and to avoid mismatches in pricing reference periods. At the balance sheet date, we had zinc, lead and copper derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc, lead and copper, embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB variable consideration to IMSA.

34. Financial Instruments and Financial Risk Management (continued)

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, with other variables unchanged, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2024 and December 31, 2023. There is no effect on other comprehensive income.

	Price on December 31, (US$/lb.)		Change in Profit Attributable to Shareholders (CAD$ in millions)
	2024	2023	2024	2023
Copper	3.97	3.87	$52	$37
Zinc	1.34	1.20	$1	$(1)

A 10% change in the price of copper, zinc, lead, silver and gold, with other variables unchanged, would change our net asset position of derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and would result in a change of our pre-tax profit attributable to shareholders by $44 million (2023 – $34 million). There would be no effect on other comprehensive income.

At December 31, 2023, a 10% change in the steelmaking coal price from US$264/tonne would change profit from discontinued operations attributable to shareholders by $11 million due to final pricing adjustments on outstanding receivables. We sold our steelmaking coal business in July of 2024 (Note 5).

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2024.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2024.

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade creditworthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

34. Financial Instruments and Financial Risk Management (continued)

b) Derivative Financial Instruments, Embedded Derivatives and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices (or published price assessments for steelmaking coal in 2023). These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2024 and December 31, 2023.

	Outstanding at December 31, 2024		Outstanding at December 31, 2023
	Volume (pounds in millions)	Price (US$/lb.)	Volume (pounds in millions)	Price (US$/lb.)
Receivable positions
Copper	178	3.97	127	3.87
Zinc	141	1.34	167	1.20
Lead	57	0.88	17	0.94
Payable positions
Zinc	84	1.34	121	1.20
Lead	32	0.88	15	0.94

At December 31, 2024, total outstanding settlement receivables were $1.5 billion (2023 – $1.3 billion) and total outstanding settlement payables were $70 million (2023 – $36 million) (Note 21). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets. The 2023 comparative balance sheet at December 31, 2023 includes outstanding a settlement receivables balance for the steelmaking coal business sold in July of 2024 (Note 5) of $175 million, relating to 504,000 tonnes of steelmaking coal at a price of US$264/tonne.

Zinc, Lead and Copper Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2024 and 2023, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year.

All zinc, lead and copper swaps derivative contracts mature in 2025. These contracts are not designated as hedging instruments and are recorded at fair value in prepaids and other current assets and trade accounts payable and other liabilities on our consolidated balance sheet.

34. Financial Instruments and Financial Risk Management (continued)

The fair value of our commodity swaps is calculated based on forward metal prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35). A summary of these derivative contracts and related fair values as at December 31, 2024 is as follows:

Derivatives not designated as hedging instruments	Quantity (million lbs.)	Average Price of Purchase Commitments (US$/lb.)	Average Price of Sale Commitments (US$/lb.)	Fair Value Asset (Liability) (CAD$ in millions)
Zinc swaps	250	1.35	1.34	$(9)
Copper swaps	47	3.93	4.03	$9
Lead swaps	83	0.91	0.89	$(6)
				$(6)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)
	2024	2023
Zinc swaps	$(8)	$(23)
Lead swaps	(4)	(9)
Copper swaps	27	(1)
Settlement receivables and payables (Note 10)	65	7
Contingent zinc escalation payment embedded derivative	1	5
Gold stream embedded derivative	51	12
Silver stream embedded derivative	22	4
QB variable consideration to IMSA (Note 12(a))	(7)	(4)
	$147	$(9)

Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $32 million at December 31, 2024 (2023 – $30 million), of which $8 million (2023 – $7 million) is included in trade accounts payables and other liabilities and the remaining $24 million (2023 – $23 million) is included in other liabilities.

The gold stream and silver stream agreements each contain an embedded derivative in the ongoing future payments due to us. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the monthly average gold price at the time of each delivery. The fair value of this embedded derivative was $106 million at December 31, 2024 (2023 – $48 million), of which $11 million (2023 – $4 million) is included in prepaids and other current assets and the remaining $95 million (2023 – $44 million) is included in financial assets. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the spot silver price at the time of delivery. The fair value of this embedded derivative was $52 million at December 31, 2024 (2023 – $26 million), of which $3 million (2023 – $1 million) is included in prepaids and other current assets and the remaining $49 million (2023 – $25 million) is included in financial assets.

34. Financial Instruments and Financial Risk Management (continued)

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2024 and 2023. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements.

In July of 2024, we received proceeds from the sale of the steelmaking coal business (Note 5) and as a result, our U.S. dollar cash balances were greater than our U.S. dollar debt balances. Accordingly, we discontinued the designation of our U.S. dollar denominated debt as a hedge against our U.S. dollar functional currency net investments in the third quarter of 2024. At December 31, 2023, US$2.3 billion of our debt and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. While we discontinued the net investment hedge in the third quarter of 2024, the hedge was effective prior to that date. During the year ended December 31, 2024, $54 million (2023 – $65 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 29(f) for the effect of our net investment hedges on other comprehensive income.

35. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

In 2023 and prior to the sale of the steelmaking coal business in July 2024 (Note 5), steelmaking coal settlement receivables that were valued using quoted market prices derived from published price assessments for steelmaking coal sales were also included in Level 2 of the fair value hierarchy.

35. Fair Value Measurements (continued)

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2024 and 2023, are summarized in the following table:

(CAD$ in millions)	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$5,244	$—	$—	$5,244	$345	$—	$—	$345
Marketable and other equity securities	118	—	189	307	79	—	150	229
Debt securities	220	—	—	220	184	—	—	184
Settlement receivables	—	1,456	—	1,456	—	1,254	—	1,254
Derivative instruments and embedded derivatives	—	168	—	168	—	92	—	92
	$5,582	$1,624	$189	$7,395	$608	$1,346	$150	$2,104

Financial liabilities
Derivative instruments and embedded derivatives	$—	$179	$—	$179	$—	$148	$—	$148
Settlement payables	—	70	—	70	—	36	—	36
	$—	$249	$—	$249	$—	$184	$—	$184

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value and subsequently measured based on an implied value of the underlying business.

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 9 for information about these fair value measurements.

Unless disclosed elsewhere in our consolidated financial statements (Note 12, Note 22 and Note 24), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

36. Capital Management

Risk Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors.

As defined in our internal policies, we target to maintain, on average, over time, a debt-to-adjusted EBITDA ratio of approximately 2.0x, consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time.

As at December 31, 2024, our debt-to-adjusted EBITDA ratio was 1.9x (2023 – 1.2x). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

36. Capital Management (continued)

Loan Covenant

The sustainability-linked revolving facility as described in Note 22(e) requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. As at December 31, 2023, our net debt-to-capitalization ratio was 0.20 to 1.0.

37. Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management consists of our directors, President and Chief Executive Officer, and executive vice presidents.

(CAD$ in millions)	2024	2023
Salaries, bonuses, director fees and other short-term benefits	$19	$21
Post-employment benefits	2	6
Share option compensation expense	7	10
Compensation expense related to Units	18	27
	$46	$64